SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the period July 1, 2005 to September 30, 2005
Commission File Number: 0-19906
Spectrum Signal Processing Inc.
(Translation of registrant’s name into English)
2700 Production Way, Suite 300, Burnaby, B.C., Canada, V5A 4X1
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file Annual Reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

SPECTRUM SIGNAL PROCESSING INC.
FOR THE QUARTER ENDED SEPTEMBER 30, 2005
PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
INDEX TO FINANCIAL STATEMENTS
(Prepared in conformity with accounting principles generally accepted in the United States of America)
Consolidated Balance Sheets at December 31, 2004 and September 30, 2005
Consolidated Statements of Operations and Deficit for the three months ended September 30, 2004 and 2005 and for the nine months ended September 30, 2004 and 2005
Consolidated Statements of Cash Flows for the three months ended September 30, 2004 and 2005 and for the nine months ended September 30, 2004 and 2005
Notes to Consolidated Financial Statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	December 31,	September 30,
	2004	2005
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$3,326	$2,723
Restricted cash (note 8)	73	24
Trade receivables, net of allowance for doubtful accounts $273 (2004 -$403)	3,736	2,893
Receivable from Technology Partnerships Canada (note 5)	257	488
Inventories (note 10)	1,784	1,686
Prepaid expenses	157	278

	9,333	8,092

Capital assets (note 3)	1,370	1,222
Other assets	274	251

	$10,977	$9,565

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,770	$1,637
Accrued liabilities and other current liabilities	1,814	1,187
Deferred revenue	216	180

	3,800	3,004

Long-term obligations (note 3)	905	887

Stockholders’ equity
Share capital (note 9)
Authorized: 50,000,000 common shares, no par value Issued and outstanding: 18,878,122 (2004 – 18,369,644)	28,857	29,481
Additional paid-in capital	667	688
Warrants	114	88
Deficit	(21,545)	(22,762)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	6,272	5,674

Contingencies (note 5)
	$10,977	$9,565

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales (note 6)	$4,794	$3,509	$13,261	$11,006
Cost of sales	2,100	1,480	5,570	4,326

	2,694	2,029	7,691	6,680

Expenses
Administrative	805	899	2,799	2,712
Sales and marketing	622	725	1,852	2,472
Research and development	794	675	1,901	2,198
Amortization	144	173	431	500
Write-down of capital assets (note 3)	—	—	270	—
Restructuring and other charges (note 3)	23	47	2,318	55

	2,388	2,519	9,571	7,937

Earnings (loss) from operations	306	(490)	(1,880)	(1,257)

Other
Interest expense	2	—	12	—
Other income	(5)	(21)	(6)	(40)

	(3)	(21)	6	(40)

Net earnings (loss)	309	(469)	(1,886)	(1,217)

Deficit, beginning of period	(22,148)	(22,293)	(19,953)	(21,545)

Deficit, end of period	$(21,839)	$(22,762)	$(21,839)	$(22,762)

Earnings (loss) per share
Basic	$0.02	$(0.02)	$(0.11)	$(0.06)
Diluted	$0.02	$(0.02)	$(0.11)	$(0.06)

Weighted average shares
Basic	17,612,467	18,812,699	16,607,318	18,782,731
Diluted	18,661,468	18,812,699	16,607,318	18,782,731

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$309	$(469)	$(1,886)	$(1,217)
Adjustments to reconcile net earnings (loss) to net cash used for operating activities
Amortization	149	180	452	523
Write-down of capital assets	—	—	270	—
Unrealized gain on foreign currency hedging instruments	—	(14)	—	(14)
Non-cash portion of restructuring charges (note 3)	(348)	47	326	55
Changes in operating assets and liabilities
Restricted cash	(19)	(24)	(62)	49
Accounts receivable	(521)	(197)	(192)	612
Inventories	(18)	(90)	(177)	98
Prepaid expenses	21	54	(63)	(107)
Accounts payable	(428)	(126)	(222)	(133)
Accrued liabilities and other current liabilities	464	(52)	248	(700)
Deferred revenue	—	(60)	—	(36)

Net cash used for operating activities	(391)	(751)	(1,306)	(870)

Cash flows from investing activities
Purchase of capital assets	(21)	(61)	(136)	(352)

Net cash used for investing activities	(21)	(61)	(136)	(352)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants and options, net of issue costs	137	88	801	619
Issue of shares for cash, net of issue costs	—	—	1,978	—

Net cash provided by financing activities	137	88	2,779	619

Net increase (decrease) in cash and cash equivalents during the period	(275)	(724)	1,337	(603)
Cash and cash equivalents, beginning of period	2,070	3,447	458	3,326

Cash and cash equivalents, end of period	$1,795	$2,723	$1,795	$2,723

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
See accompanying notes to consolidated financial statements.
See supplementary information note 4.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

1.	Basis of preparation

The accompanying financial information as at September 30, 2005 and for the three and nine month periods ended September 30, 2005 is unaudited and does not include all disclosures required under accounting principles generally accepted in the United States of America for annual financial statements. The accompanying financial information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s fiscal 2004 Annual Report.

2.	Significant accounting policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and follow the same accounting policies and methods of application as the annual financial statements.

(a) Stock-based compensation

The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards (“FAS”) No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” to account for grants under the Company’s existing stock-based compensation plans to employees. All options are granted with an exercise price equal to or above the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for grants made under the stock option plan. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net earnings (loss) and earnings (loss) per share would have been adjusted as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005

Net earnings (loss) — as reported	$309	$(469)	$(1,886)	$(1,217)
Less: Total stock-based compensation expense determined under fair-value based method for all rewards	(273)	(200)	(692)	(823)

Net earnings (loss) — pro forma	$36	$(669)	$(2,578)	$(2,040)

Basic and diluted earnings (loss) per share - as reported	$0.02	$(0.02)	$(0.11)	$(0.06)
Basic and diluted earnings (loss) per share - pro-forma	$0.00	$(0.04)	$(0.16)	$(0.11)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

2.	Significant accounting policies, continued

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005

Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	91% - 144%	59% - 118%	78% - 144%	59% - 121%
Risk-free interest rate	3.75% - 4.00%	3.02%	2.35% - 4.00%	2.83% - 3.25%
Expected life of options	1 – 4 years	1 – 3 years	1 – 4 years	1 – 3 years
Fair value of options granted, per option	$0.75-$1.79	$0.29-$1.01	$0.49-$1.79	$0.29-$1.30
(b) Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

(c) Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No.123R (“SFAS 123R”), “Share-Based Payment”, which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their consolidated financial statements. SFAS 123R was to be effective for all periods beginning after June 15, 2005, however, on April 14, 2005 the Securities and Exchange Commission (“SEC”) amended the compliance dates for SFAS 123R to fiscal years that begin after June 15, 2005. Under the SEC’s amended compliance date, the Company would be required to adopt the new standard at the beginning of fiscal 2006. The Company has not yet adopted this pronouncement and is currently evaluating the new standard and models which may be used to calculate future stock-based compensation expense.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

3.	Restructuring and other charges

The Company restructured its operations in December 2002 and January 2004. The following tables summarize activity related to restructuring and other charges for the three month and nine month periods ended September 30, 2005.

(a) 2002 restructuring: Activity for the three months ended September 30, 2005

	Provision			Provision
	balance at			balance at
	June 30, 2005	Cash drawdowns	Adjustments	September 30, 2005

Facilities restructuring	$865	$(25)	$47	$887

Current, included in accrued liabilities and other current liabilities				$107
Long-term				780

				$887

(b) 2002 restructuring: Activity for the nine months ended September 30, 2005

	Provision			Provision
	balance at			balance at
	December 31, 2004	Cash drawdowns	Adjustments	September 30, 2005

Facilities restructuring	$932	$(104)	$59	$887

Current, included in accrued liabilities and other current liabilities				$107
Long-term				780

				$887

(c) 2004 restructuring: Activity for the nine months ended September 30, 2005

	Provision			Provision
	balance at			balance at
	December 31, 2004	Cash drawdowns	Adjustments	September 30, 2005

Workforce reduction	$42	$(38)	$(4)	$—

In connection with its 2004 restructuring activities, the Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270. The Company reduced the carrying value of the assets, consisting primarily of excess computer and laboratory equipment, to their estimated fair value and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

4.	Supplementary information

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005

Cash received for:
Interest	$1	$19	$2	$45

Cash paid for:
Interest	2	—	12	—
Income taxes	4	4	5	8

Non-cash financing activities
Expiration of broker warrants reclassified to additional paid-in capital (note 7)	—	21	—	21
Issuance of share purchase warrants to brokers (note 7)	—	—	59	—
Issuance of share purchase warrants to landlord	—	—	9	—
Issuance of shares to landlord	—	—	213	—
Exercise of broker warrants (note 7)	—	2	—	5
5.	Contingencies

(a) Product warranties

The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

Balance, December 31, 2003	$218
Provision adjustments	13
Expenditures	(144)

Balance, December 31, 2004	87

Provision adjustments	17
Expenditures	(7)

Balance, March 31, 2005	97

Provision adjustments	(9)
Expenditures	(6)

Balance, June 30, 2005	82

Provision adjustments	24
Expenditures	(13)

Balance, September 30, 2005	$93

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

5.	Contingencies, continued

(b) Technology Partnerships Canada (TPC)

In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959 ($3,942) under the development portion of the agreement which concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428 ($9,846), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. As of September 30, 2005, the Company has paid or accrued royalties payable to TPC of $719 (Cdn$957). During the three month and nine month periods ended September 30, 2005, the Company accrued royalties payable of $48 (Cdn$56) and $142 (Cdn$165), respectively. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.

On March 16, 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300 ($7,151) through to December 31, 2006. As of September 30, 2005, the Company had claimed or accrued funding of Cdn$2,742 ($2,136) under the agreement. TPC’s funding is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368 ($19,271) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500 ($9,046), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the three month and nine month periods ended September 30, 2005, the Company recorded TPC benefits of $231 (Cdn$277) and $714 (Cdn$873), respectively. Of these amounts, the Company recorded $219 (Cdn$263) and $641 (Cdn$784) as reductions of research and development expenses, $12 (Cdn$14) and $51 (Cdn$62) as reductions of sales and marketing expenses, and nil and $22 (Cdn$27) as reductions of capital asset purchases for the three and nine month periods ended September 30, 2005, respectively.

The Company was audited in the fourth quarter of 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits were focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. The Company paid consultancy fees of Cdn$955 ($623) in relation to its TPC funding agreement dated March 1999 of which Cdn$60 ($39) has been determined by management to be a fee paid for services potentially not permitted under the agreement. In 2004 the Company accrued a liability of Cdn$60 related to such fees paid to such consultant. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

5.	Contingencies, continued

(b) Technology Partnerships Canada (TPC), continued

On September 22, 2005 the Company was notified by Industry Canada that in the opinion of the Minister of Industry, the Company is in default of the non-solicitation provisions of its TPC funding agreement dated March 31, 1999 due to its related engagement of two outside consultants. The Company paid Cdn$948 ($618) in contingent fees to these consultants for contractually specified services. Industry Canada has agreed to financial remedies with other companies found in breach of their TPC agreements’ non-solicitation provisions equal to contingency fees paid for solicitation services.

In accordance with the terms of the Company’s agreement, Industry Canada notified the Company that it must have either corrected the condition or event complained of, or demonstrated to the satisfaction of the Minister that it had taken steps as are necessary to correct the condition and notify the Minister of the rectification within 30 days. The Minister has since granted relief of this term in light of the Company’s good faith engagement to resolve this matter.

The Company acknowledges that its engagement of one consultant to perform solicitation services was a breach of the terms of the agreement. In order to remedy this breach, the Company has remitted a payment of Cdn$60 ($52) to Industry Canada. The Company, however, disagrees with the Minister’s allegation of a breach regarding the second consultant. The Company has requested that Industry Canada either provide supporting documentation for the alleged breach or withdraw the allegation in the absence of supporting documentation. While Industry Canada has not provided supporting documentation to date, it has invited the Company to discuss this matter and to review its available documentation.

(c) Indemnification

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify a third party with respect to certain matters. These obligations include, but are not limited to, contracts entered into with customers where the Company agrees to indemnify a third party against losses arising from matters such as potential intellectual property infringements. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty would exist as to the final outcome of these potential claims.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

6.	Segmented information

The Company operates in the communications infrastructure industry and all sales of its products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product line were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005

Wireless	$3,774	$3,432	$9,549	$10,285
Packet-voice	1,020	77	3,712	721

	$4,794	$3,509	$13,261	$11,006

7.	Private placement

On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,241). Each Unit consisted of one common share and one half of one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which was equal to 7.27% of the gross proceeds of the offering, and issued to such brokers compensation warrants to purchase 99,549 Units. Each compensation warrant entitled the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit. All compensation warrants were exercised prior to March 23, 2005. The Units acquirable upon exercise of the compensation warrants had the same terms as the Units acquired by the investors in the private placement. The fair value of the compensation warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option pricing model. A total of 995,625 share purchase warrants were exercised and the balance of 160,250 expired September 23, 2005.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

8.	Foreign exchange futures contracts

The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year and any gains or losses are realized prior to the expiration of the contracts. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000 ($10,339). The Company was party to the following foreign exchange futures contracts at September 30, 2005.

				Contract	Fair value at
Purchase	Settlement		Notional	settlement rate	September 30,
date	date	Type of contract	principal	(Cdn$/US$)	2005

09/30/2005	12/20/2005	Cdn dollar futures contract	Cdn$ 1,000	1.1689	$7
09/30/2005	03/14/2006	Cdn dollar futures contract	1,000	1.1659	7

			Cdn$ 2,000	1.1674	$14

The Company records the fair value of open futures contracts as an accrued asset or liability on its Consolidated Balance Sheet and records cash held by its broker to satisfy minimum margin requirements as restricted cash. At September 30, 2005, the minimum margin requirement for the Company’s open futures contracts was $24.

These contracts do not qualify for hedge accounting since they do not meet all of the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in fair value of these contracts are recognized in net earnings (loss) for the period.

9.	Share capital

Stock option plan

The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 1,451,237 options have been exercised, 3,128,069 options are currently outstanding and 970,694 options are available for grant at September 30, 2005. The plan provides for the granting of stock options to directors, officers and eligible employees at or above the fair market value of the Company’s stock at the grant date.

Options can vest immediately but generally vest over three to five years commencing on the first anniversary date of the grant. Options generally have a five-year term with a ten-year term being the maximum. The exercise prices of options granted are in Canadian and United States dollars.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

10.	Inventories

Inventories at December 31, 2004 and September 30, 2005 consisted of the following:

	December 31,	September 30,
	2004	2005

Finished goods	$1,150	$985
Work in progress	49	103
Raw materials	585	598

	$1,784	$1,686

11.	Differences between United States and Canadian Generally Accepted Accounting Principles

Recently introduced Canadian securities regulations provide that financial statements filed by an issuer reporting under the Securities Exchange Act of 1934 may be prepared in accordance with U.S. GAAP provided that, if such issuer previously filed or included in prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain additional disclosure requirements. Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods for a specified period of time into the future.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had the Company’s consolidated financial statements been prepared in accordance with Canadian GAAP. The Canadian GAAP interim financial statements follow the same policies and methods of application as the annual financial statements. The following is a reconciliation of the net earnings (loss) between U.S. GAAP and Canadian GAAP for the three month and nine month periods ended September 30, 2004 and 2005:

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005

Net earnings (loss) under U.S. GAAP	$309	$(469)	$(1,886)	$(1,217)
Stock-based compensation expense (a)	(175)	(178)	(341)	(757)

Net earnings (loss) under Canadian GAAP	$134	$(647)	$(2,227)	$(1,974)

Basic and diluted earnings (loss) per share under Canadian GAAP	$0.01	$(0.03)	$(0.13)	$(0.11)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

11.	Differences between United States and Canadian Generally Accepted Accounting Principles, continued

(a) Stock-based compensation

Under U.S. GAAP, the Company has elected under FAS 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations. As the Company grants all stock options with an exercise price equal to or above the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. On December 16, 2004, the FASB issued SFAS 123R, “Share-Based Payment”, which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their consolidated financial statements. SFAS 123R was to be effective for all periods beginning after June 15, 2005, however, on April 14, 2005 the SEC amended the compliance dates for SFAS 123R to fiscal years that begin after June 15, 2005. Under the SEC’s amended compliance date, the Company would be required to adopt the new standard at the beginning of fiscal 2006. The Company has not yet adopted this pronouncement and is currently evaluating the new standard and models which may be used to calculate future stock-based compensation expense.

Effective January 1, 2004, under Canadian GAAP, the Company adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870 (“HB 3870”), “Stock-based Compensation and Other Stock-based Payments”, which requires recognition of an estimate of the fair value of all stock-based awards in earnings. The Company has retroactively applied HB 3870 for purposes of preparing Canadian GAAP financial statements, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees on or after January 1, 2002. Accordingly, the adjustment identified above differs from that in note 2(a) as for U.S. GAAP purposes the Company is required to consider all grants since 1994 whereas for Canadian GAAP purposes only the effect of grants since January 1, 2002 are included. The foregoing restatement was solely for Canadian GAAP purposes to comply with HB 3870 and did not have any effect on the Company’s consolidated financial statements prepared in accordance with U.S. GAAP included in the Company’s SEC filings.

(b) Research and development

Under U.S. GAAP, the Company expenses research and development costs as they are incurred. Under Canadian GAAP, the Company expenses research costs as they are incurred. Development costs are expensed unless they meet certain specified criteria for deferral and amortization. No development costs have been deferred during the three month and nine month periods ended September 30, 2004 and 2005 as the criteria for deferral were not met.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and nine month periods ended September 30, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

11. Differences between United States and Canadian Generally Accepted Accounting Principles, continued
(c) Short-term investments
Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains or losses being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized. Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value and any write-down is included in earnings or loss for the period. This difference did not impact the amounts reported in the periods presented.
(d) Future income taxes
Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantively enacted tax rates are used. This difference did not impact the amounts reported in the periods presented.
(e) Investment tax credits
Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises. Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured. During the three month and nine month periods ended September 30, 2004 and 2005, there were no investment tax credits recorded.
(f) Stockholders’ equity
While there are no net differences between stockholders’ equity as reported under U.S. GAAP and under Canadian GAAP, the various components within stockholders’ equity are affected by the change in reporting currency from Canadian dollars to U.S. dollars during the year ended December 31, 1998 and by the different accounting treatment of stock based compensation described in note 11(a).

Item 2. Management’s Discussion and Analysis
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
          The following discussion of the Company’s consolidated financial condition and results of operations has been prepared in conformity with accounting principles generally accepted in the United States of America and except where otherwise specifically indicated, all amounts are expressed in United States dollars.
          Information contained in this filing contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates” or comparable terminology, or by discussions of strategy. Spectrum Signal Processing Inc. (the “Company” or “Spectrum”) cannot assure that the future results covered by these forward-looking statements will be achieved. The following discussion and analysis should be read in conjunction with the Company’s financial statements and the notes thereto included elsewhere in this Quarterly Report.
General
          Spectrum was incorporated in 1987 under the laws of British Columbia. The Company is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters.
          In December 1999 the Company ceased all new investment in its general-purpose line of products, a subset of its wireless product line. At the same time, the Company began the development of two new product lines: a flexComm™ wireless product line targeting primarily defense electronics applications, and a packet-voice product line targeting commercial telephony applications. In January 2004 the Company ceased all new investment in its packet-voice product line in light of significant component supply risk and general market uncertainty. While Spectrum continues to generate revenues from its legacy general-purpose wireless and packet-voice products, the majority of its revenues are generated from its flexComm line of wireless products.
Key Third Quarter 2005 Financial Results
•	Spectrum’s revenues were $3.5 million in the third quarter of 2005, down 27% from $4.8 million in the third quarter of 2004. The Company’s decrease in revenue compared to the third quarter of 2004 was attributable primarily to decreased sales of its packet-voice products and services.

•	Spectrum’s gross margin was 58% in the third quarter of 2005. This margin is within Spectrum’s historical gross margin range of 55% to 60% and higher than the gross margin of 56% realized in the third quarter of 2004. Spectrum’s gross margin typically varies by quarter due to a number of factors, which are described in the gross margin discussion on the following pages.

•	Spectrum reported a net loss of $469,000 in the third quarter of 2005, compared to net earnings of $309,000 in the third quarter of 2004. Spectrum’s net loss in the third quarter of 2005 was primarily attributable to declining revenues from the Company’s packet-voice products and services.

•	Spectrum’s cash and cash equivalents were $2.7 million at September 30, 2005, compared to $3.3 million at December 31, 2004.

Key 2005 Challenges and Opportunities
Challenges for the Company include:

•	The continued decline in general-purpose wireless product and packet-voice product and service revenues;

•	The long sales cycle associated with the defense electronics industry and the fact that near term revenue growth from flexComm wireless products has not fully offset the decline in both general-purpose wireless product revenues and packet-voice product and service revenues;

•	The increased value of the Canadian dollar relative to the U.S. dollar and the increase in expenses that has resulted when such expenses are expressed in U.S. dollar terms;

•	The increase in personnel expenses and other pressures related to a strong labor market; and

•	The need to prepare the organization for growth while maintaining expense control.

Opportunities for the Company include:

•	The conversion of existing program design-ins into production contracts;

•	New flexComm product design-ins across a broad range of defense electronics applications; and,

•	Growth in the Company’s wireless application engineering service revenues.

Summary of Quarterly Results
(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended,
	December 31,	March 31,	June 30,	September 30,
	2004	2005	2005	2005

Revenue	$4,597	$4,100	$3,397	$3,509

Gross profit	2,787	2,565	2,086	2,029

Operating expenses	2,494	2,929	2,489	2,519

Net earnings (loss)	294	(352)	(396)	(469)

Earnings (loss) per share
Basic	$0.02	$(0.02)	$(0.02)	$(0.02)
Diluted	$0.02	$(0.02)	$(0.02)	$(0.02)

	Three months ended,
	December 31,	March 31,	June 30,	September 30,
	2003	2004	2004	2004

Revenue	$4,728	$4,280	$4,187	$4,794

Gross profit	2,946	2,477	2,520	2,694

Operating expenses	3,873	4,816	2,367	2,388

Net earnings (loss)	(940)	(2,348)	153	309

Earnings (loss) per share
Basic	$(0.06)	$(0.16)	$0.01	$0.02
Diluted	$(0.06)	$(0.16)	$0.01	$0.02

Seasonality and Trends
          The operations of the Company may be influenced by the procurement cycle of the U.S. government.
          The Company ceased all new development in its packet-voice product line in January 2004 concurrent with a corporate restructuring. As a result, packet-voice product revenues have declined significantly over the course of 2005 and are expected to be nominal in the future.
          As a result of the Company’s January 2004 restructuring, operating expenses have been reduced significantly from 2003 levels. Operating expenses in the first quarter of 2004 include restructuring related charges of $2.3 million. Operating expenses in the first quarter of 2005 included a non-recurring third party distributor sales commission and a severance charge related to the Company’s decision to move its North American sales leadership function from Canada to the U.S. See the following pages for a detailed discussion of the Company’s revenues and expenses for the three month and nine month periods ended September 30, 2005.

Three months ended September 30, 2005 compared to the three months ended September 30, 2004

	Three months ended		Three months ended		Difference
	September 30, 2004		September 30, 2005		2005 vs 2004

Sales	$4,794	100.0%	$3,509	100.0%	$(1,285)	(26.8%)
Cost of sales	2,100	43.8	1,480	42.2	(620)	(29.5)

Gross profit	2,694	56.2	2,029	57.8	(665)	(24.7)

Expenses
Administrative	805	16.8	899	25.6	94	11.7
Sales and marketing	622	12.9	725	20.7	103	16.6
Research and development	794	16.6	675	19.2	(119)	(15.0)
Amortization	144	3.0	173	4.9	29	20.1
Restructuring and other charges	23	0.5	47	1.4	24	104.3

	2,388	49.8	2,519	71.8	131	5.5

Earnings (loss) from operations	306	6.4	(490)	(14.0)	(796)	(260.1)

Other
Interest expense	2	—	—	—	(2)
Other income	(5)	—	(21)	(0.6)	(16)

	(3)	—	(21)	(0.6)	(18)

Net earnings (loss)	$309	6.4%	$(469)	(13.4%)	$(778)	(251.8%)

          Sales. Sales for the third quarter of 2005 were $3,509,000, a decrease of $1,285,000, or 27%, relative to sales in the third quarter of 2004. Included in sales were revenues from the Company’s wireless products and services, including both legacy general-purpose and flexComm products, of $3,432,000 or 98% of sales for the third quarter of 2005, compared to $3,774,000 or 79% of sales in the third quarter of 2004. Also included were revenues from the Company’s packet-voice products and services of $77,000 or 2% of sales for the third quarter of 2005, compared to $1,020,000, or 21% of sales for the third quarter of 2004. The decrease in the Company’s sales in the third quarter of 2005 compared to sales in the third quarter of 2004 was attributable primarily to decreased sales of the Company’s packet-voice products and services. The Company expects that sales of its legacy general-purpose wireless products will decline in future periods and expects sales of its flexComm wireless products and services to increase. The Company ceased all new development in its packet-voice product line in January 2004, in light of significant component supply risk and general market uncertainty. Packet-voice product and services revenues are expected to be nominal in future periods.
          Gross Profit. Gross profit decreased to $2,029,000 for the third quarter of 2005 from $2,694,000 for the third quarter of 2004, a decrease of $665,000 or 25%. Gross margin (profit as a percentage of sales) increased to 58% for the third quarter of 2005 from 56% for the third quarter of 2004. The Company’s historical gross margin percentage has varied by quarter due to changes in product, service and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory.
          Administrative. Administrative expenses for the third quarter of 2005 were $899,000, or 26% of sales for the period, compared to $805,000 or 17% of sales for the third quarter of 2004. Administrative expenses increased in the third quarter of 2005 primarily due to lower gains realized on currency derivatives contracts. These contracts are used by the Company to manage its exposure to foreign currency fluctuations as discussed in more detail below under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”. Administrative expenses have also increased due to increases in Canadian dollar denominated expenses when expressed in U.S. dollars due to the appreciation of the Canadian dollar relative to the U.S. dollar, increased administrative staff and inflationary pressures.

          Sales and Marketing. Sales and marketing expenses for the third quarter of 2005 were $725,000 or 21% of sales for the period, compared to $622,000, or 13% of sales for the third quarter of 2004. Sales and marketing expenses increased for the third quarter of 2005, in both dollar terms and as a percentage of sales, primarily due to increased employee compensation costs resulting from increased sales and marketing staff, inflationary pressures and the appreciation of the Canadian dollar relative to the U.S. dollar.
          Research and Development. Research and development expenses were $675,000 for the third quarter of 2005, or 19% of sales for the quarter, compared to $794,000 or 17% of sales for the third quarter of 2004. Research and development expenses decreased from 2004 due to reduced variable employee compensation expense in the quarter. This was partially offset by increases in Canadian dollar denominated expenses when expressed in U.S. dollars due to the appreciation of the Canadian dollar relative to the U.S. dollar and growth in the Company’s wireless applications engineering services team.
          Amortization. Amortization expense for the third quarter of 2005 was $173,000, or 5% of sales for the period, compared to $144,000, or 3% of sales for the third quarter of 2004. Amortization expense was higher in the third quarter of 2005 due primarily to capital asset additions in late 2004 and early 2005 related to the Company’s head office reconfiguration and ongoing purchases of capital assets.
          Restructuring and Other Charges. Restructuring and other charges were $47,000 for the third quarter of 2005 compared to $23,000 for the third quarter of 2004. The 2005 charges result primarily from the revaluation of Canadian dollar denominated restructuring liabilities related to the Company’s 2002 restructuring when expressed in U.S. dollars.
          Net Earnings(Loss). The Company had a net loss for the third quarter of 2005 of $469,000 compared to net earnings of $309,000 for the third quarter of 2004. The Company’s loss per share (basic and diluted) for the third quarter of 2005 was $0.02, compared to earnings per share (basic and diluted) of $0.02 for the third quarter of 2004.

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

	Nine months ended		Nine months ended		Difference
	September 30, 2004		September 30, 2005		2005 vs 2004

Sales	$13,261	100.0%	$11,006	100.0%	$(2,255)	(17.0%)
Cost of sales	5,570	42.0	4,326	39.3	(1,244)	(22.3)

Gross profit	7,691	58.0	6,680	60.7	(1,011)	(13.1)

Expenses
Administrative	2,799	21.1	2,712	24.6	(87)	(3.1)
Sales and marketing	1,852	14.0	2,472	22.5	620	33.5
Research and development	1,901	14.3	2,198	20.0	297	15.6
Amortization	431	3.3	500	4.5	69	16.0
Write-down of capital assets	270	2.0	—	—	(270)	(100.0)
Restructuring and other charges	2,318	17.5	55	0.5	(2,263)	(97.6)

	9,571	72.2	7,937	72.1	(1,634)	(17.1)

Loss from operations	(1,880)	(14.2)	(1,257)	(11.4)	623	(33.1)

Other
Interest expense	12	—	—	—	(12)
Other income	(6)	—	(40)	(0.4)	(34)

	6	—	(40)	(0.4)	(46)

Net loss	$(1,886)	(14.2%)	$(1,217)	(11.1%)	$669	(35.5%)

          Sales. Sales for the nine months ended September 30, 2005 were $11,006,000, a decrease of $2,255,000, or 17%, compared to sales for the nine months ended September 30, 2004. Included in sales for the nine months ended September 30, 2005 were revenues from the Company’s wireless product line, including both legacy general-purpose and flexComm products, of $10,285,000, or 93% of sales, compared to $9,549,000 or 72% of sales for the nine months ending September 30, 2004. For the nine months ended September 30, 2005, revenues from the Company’s packet-voice product line were $721,000, or 7% of sales, compared to $3,712,000, or 28% of sales for the nine months ended September 30, 2004. The decrease in the Company’s sales for the nine months ended September 30, 2005 compared to sales for the nine months ended September 30, 2004 was attributable primarily to a significant reduction in sales of the Company’s packet-voice products and services. The Company expects that sales of its legacy general-purpose wireless products will decline in future periods and believes sales of its new flexComm wireless products and services will increase. The Company ceased all new development in its packet-voice product line in January 2004, in light of significant component supply risk and general market uncertainty. As a result, the Company’s packet-voice product and service revenues have declined significantly over the first three quarters of 2005. Packet-voice product and services revenues are expected to be nominal in future periods.
          Gross Profit. Gross profit decreased to $6,680,000 for the nine months ended September 30, 2005 from $7,691,000 for the nine months ended September 30, 2004, a decrease of $1,011,000, or 13%. Gross margin (profit as a percentage of sales) increased to 61% for the nine months ended September 30, 2005 from 58% for the nine months ended September 30, 2004. The Company’s historical gross margin percentage has varied by quarter due to changes in product, services and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory.
          Administrative. Administrative expenses for the nine months ended September 30, 2005 were $2,712,000, or 25% of sales for the period, compared to $2,799,000, or 21% of sales for the nine months ended September 30, 2004. Administrative expenses were lower during the 2005 period due primarily to the collection of an account receivable during the nine months ended September 30, 2005 that was written off as a bad debt in 2004 and gains realized on foreign currency derivative contracts during the nine months ended September 30, 2005 compared to losses realized on foreign currency derivative contracts during the

2004 period. Foreign currency derivative contracts are used by the Company to manage its exposure to foreign currency fluctuations as discussed in more detail below under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”. These expense reductions were partially offset by increased employee compensation expenses due to the appreciation of the Canadian dollar relative to the U.S. dollar, increased administrative staff and inflationary pressures.
          Sales and Marketing. Sales and marketing expenses for the nine months ended September 30, 2005 were $2,472,000, or 23% of sales for the period, compared to $1,852,000, or 14% of sales for the nine months ended September 30, 2004. Sales and marketing expenses were higher during the nine months ended September 30, 2005, in both dollar terms and as a percentage of sales, due to increased employee compensation expenses and third party sales representative commissions. Employee compensation expenses increased as the result of increased sales and marketing personnel, a severance charge related to the Company’s decision in the first quarter of 2005 to move the North American sales leadership from Canada to the United States, inflationary pressures and the appreciation of the Canadian dollar relative to the U.S. dollar.
          Research and Development. Research and development expenses were $2,198,000 for the nine months ended September 30, 2005, or 20% of sales for the period, compared to $1,901,000, or 14% of sales for the nine months ended September 30, 2004. The increase in research and development expenses in 2005 resulted primarily from reduced expense offsets accrued pursuant to the Company’s agreement with Technology Partnerships Canada, or TPC, which is explained in more detail below under “Financial Condition”. In the nine months ended September 30, 2004, the Company recorded TPC expense offsets of approximately $949,000 for eligible R&D expenses over a fifteen-month period. The TPC agreement, which was entered into in the first quarter of 2004, allowed the Company to claim funding from TPC of 25% of eligible expenses incurred after June 18, 2003. In addition, the Company’s research and development expenses were higher during the nine months ended September 30, 2005 due to increased employee compensation expenses resulting from the appreciation of the Canadian dollar relative to the U.S. dollar and growth in the Company’s wireless application engineering services team, increased spending on engineering prototypes and increased personnel recruitment expenses. These expense increases were partially offset by reduced variable employee compensation expenses.
          Amortization. Amortization expense for the nine months ended September 30, 2005 was $500,000, or 5% of sales for the period, compared to $431,000, or 3% of sales for the nine months ended September 30, 2004. Amortization expense was higher in 2005 due primarily to capital asset additions in late 2004 and early 2005 related to the Company’s head office reconfiguration and ongoing purchases of capital assets.
          Restructuring and Other Charges. Restructuring and other charges were $55,000 for the nine months ended September 30, 2005 compared to $2,318,000 for the nine months ended September 30, 2004. The 2005 charges result primarily from the revaluation of Canadian dollar denominated restructuring liabilities related to the Company’s 2002 restructuring when expressed in U.S. dollars. The 2004 charges consist primarily of employee severance costs. In January 2004, the Company reduced its workforce by 46 persons. The restructuring was necessitated by the Company’s need to reduce operating expenses to more sustainable levels given prior year losses and its decision to cease all new development in its packet-voice product line. The decision to cease all new development in the Company’s packet-voice product line was made in light of significant component supply risk and general market uncertainty.
          Net Loss. The Company had a net loss for the nine months ended September 30, 2005 of $1,217,000, compared to a net loss of $1,886,000 for the nine months ended September 30, 2004. The Company’s loss per share (basic and diluted) for the nine months ended September 30, 2005 was $0.06, compared to loss per share (basic and diluted) of $0.11 for the nine months ended September 30, 2004.

Financial Condition
          The Company historically has met its operating and capital requirements through cash flows from operations, borrowings under its line of credit facility, TPC funding and from funds generated by the sale of its equity securities.
          During the quarter ended September 30, 2005, the Company used $751,000 in cash for operating activities due primarily to a net loss of $469,000, which included non-cash amortization of $180,000, an increase in accounts receivable of $197,000 and a decrease in accounts payable of $126,000. The increase in accounts receivable was due primarily to delayed payments from customers.
          Cash used for investing activities during the quarter ended September 30, 2005 was $61,000 related to the purchase of capital assets.
          Cash provided by financing activities during the quarter ended September 30, 2005 was $88,000 from the exercise of share purchase warrants and employee stock options.
          At September 30, 2005 and December 31, 2004, the Company’s cash and cash equivalents balances were $2,723,000 and $3,326,000 respectively. Other than required future payments under operating leases and other contractual obligations as described in the Company’s 2004 Annual Report on Form 20-F and the potential for royalty payments and contingent repayments under the Company’s agreements with TPC, as described below, the Company does not have any significant future expenditure commitments at September 30, 2005 that are not currently reflected on its balance sheet. The Company believes that cash on hand, cash generated from operations and amounts available for borrowing under the Company’s line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional financial resources to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully consummate future financings will depend on the status of its business prospects as well as conditions prevailing in the capital markets.
          The Company has entered into various operating lease agreements with remaining terms of up to nine years for office premises and equipment. For a year-by-year summary of expected minimum lease payments, see Note 8(a) of the Company’s annual financial statements, contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.
          The Company entered into an agreement with its landlord in March 2004 to modify the terms of its head office lease. The revised lease, which was finalized on June 10, 2004, reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included a lease renegotiation fee, increased lease duration and the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. The Company’s minimum lease payments, under the revised lease, range from approximately Cdn$450,000 ($388,000) to Cdn$550,000 ($474,000) annually over the new lease term, which expires January 31, 2014. As consideration for modifying the terms of the lease, the Company paid the building owner a cash lease renegotiation fee of Cdn$100,000 ($76,000), issued the owner 200,000 of the Company’s common shares and granted the owner warrants to purchase an additional 200,000 Common Shares. These warrants allow the holder to purchase 20,300 Common Shares at Cdn$2.43 ($2.02) per share and 179,700 Common Shares at Cdn$2.52 ($2.09) per share. The warrants expire on December 31, 2005 and March 31, 2006 respectively.
          On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986,000 ($2,241,000). Each Unit consisted of one common share and one half of one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share acquired. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217,000 ($163,000), which was equal to 7.27% of the gross proceeds of the offering, and issued to such brokers compensation warrants to purchase 99,549 Units. Each compensation warrant entitled the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit. All compensation warrants were exercised prior to March 23, 2005. The Units acquirable upon exercise of the compensation warrants had the same terms as the Units acquired by the investors in the private placement. The fair value of the compensation warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option pricing model. A total of 995,625 share purchase warrants were exercised and the balance of 160,250 expired September 23, 2005.
          In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959,000 ($3,942,000) under the development portion of the agreement which concluded September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428,000 ($9,846,000), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. As of September 30, 2005 the Company has paid or accrued royalties payable to TPC of $719,000 (Cdn$957,000). During the three month and nine month periods ended September 30, 2005, the Company accrued royalties payable of $48,000 (Cdn$56,000) and $142,000 (Cdn$165,000) respectively. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.
          On March 16, 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300,000 ($7,151,000) through to December 31, 2006. As of September 30, 2005, the Company had claimed or accrued funding of Cdn$2,742,000 ($2,136,000) under the agreement. TPC’s funding is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368,000 ($19,271,000) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500,000 ($9,046,000), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the three month and nine month periods ended September 30, 2005, the Company recorded TPC benefits of $231,000 (Cdn$277,000) and $714,000 (Cdn$873,000), respectively. Of these amounts, the Company recorded $219,000 (Cdn$263,000) and $641,000 (Cdn$784,000) as reductions of research and development expenses, $12,000 (Cdn$14,000) and $51,000 (Cdn$62,000) as reductions of sales and marketing expenses, and nil and $22,000 (Cdn$27,000) as reductions of capital asset purchases for the three and nine month periods ended September 30, 2005, respectively.
          On September 22, 2005 the Company was notified by Industry Canada that in the opinion of the Minister of Industry, the Company is in default of the non-solicitation provisions of its TPC funding agreement dated March 31, 1999 due to its related engagement of two outside consultants. The Company paid Cdn$948,000 ($618,000) in contingent fees to these consultants for contractually specified services. Industry Canada has agreed to financial remedies with other companies found in breach of their TPC agreements’ non-solicitation provisions equal to contingency fees paid for solicitation services.
          In accordance with the terms of the Company’s agreement, Industry Canada notified the Company that it must have either corrected the condition or event complained of, or demonstrated to the satisfaction of the Minister that it had taken steps as are necessary to correct the condition and notify the Minister of the rectification within 30 days. The Minister has since granted relief of this term in light of the Company’s good faith engagement to resolve this matter.
          The Company acknowledges that its engagement of one consultant to perform solicitation services was a breach of the terms of the agreement. In order to remedy this breach, the Company has remitted a payment of Cdn$60,000 ($52,000) to Industry Canada. The Company, however, disagrees with the Minister’s allegation of a breach regarding the second consultant. The Company has requested that Industry Canada either provide supporting documentation for the alleged breach or withdraw the allegation in the absence of supporting documentation. While Industry Canada has not provided supporting documentation to date, it has invited the Company to discuss this matter and to review its available documentation.
          The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000,000 ($4,308,000) operating line of credit. This agreement was most recently reviewed and amended on May 30, 2005. The Company’s U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s U.S. base rate plus 1.0%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 1.0%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000,000 ($862,000). At September 30, 2005, the total amount available for borrowing based on these margining requirements was Cdn$2,167,000 ($1,867,000). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of September 30, 2005 were nil.
Inflation, Foreign Currency Fluctuations and Foreign Currency Futures Contracts
          The Company believes that inflation and other changes in prices have not had a material effect on the Company.
          The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the U.S. dollar, the Company’s reported financial results may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
          The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year and any gains or losses are realized prior to the expiration of the contracts. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($10,339,000). The Company was party to foreign currency futures contracts with a notional principal of Cdn$2,000,000 ($1,723,000) at September 30, 2005. Details of these contracts can be found below in “Item 3: Quantitative and Qualitative Disclosures about Market Risk”.

Critical Accounting Policies
          The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.
          The Company’s accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company’s 2004 Annual Report on Form 20-F as filed with the SEC. During the nine month period ended September 30, 2005, the Company did not adopt any new accounting policy that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies. Senior management has discussed with the Company’s Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.
Risk Factors
          For a description of certain risks relating to the Company, please see Item 3.D. of the Company’s Annual Report on Form 20-F filed for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 17, 2005.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Risk
          The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the U.S. dollar, the Company’s reported financial results may be materially and adversely affected. The Company estimates that, absent of any hedging activity to mitigate the effect of any such change, a US$0.01 change in the value of the Canadian dollar when expressed in U.S. dollars would have an impact of approximately $70,000 on the Company’s annual net earnings (loss). The value of the Canadian dollar relative to the U.S. dollar at September 30, 2005 is approximately US$0.09 higher than the average value of the Canadian dollar relative to the U.S. dollar in 2004.

          The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year and any gains or losses are realized prior to the expiration of the contracts. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($10,339,000). During the three month and nine month periods ended September 30, 2005, the Company realized gains of $98,000 and $96,000 respectively from foreign currency futures contracts. The Company was party to the following foreign exchange futures contracts at September 30, 2005.

				Contract
				settlement	Fair value at
Purchase	Settlement			rate	September 30,
date	date	Type of contract	Notional principal	(Cdn$/US$)	2005

09/30/2005	12/20/2005	Cdn dollar futures contract	Cdn$ 1,000,000	1.1689	$7,000
09/30/2005	03/14/2006	Cdn dollar futures contract	1,000,000	1.1659	7,000

			Cdn$ 2,000,000	1.1674	$14,000

          While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
Interest Rate Risk
          The Company has a credit facility consisting of up to Cdn$5,000,000 (approximately $4,308,000) operating line of credit. The Company’s U.S. dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not have any borrowings under its line of credit as at September 30, 2005.
Credit Risk
          Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable and short-term investment instruments. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. The Company manages its credit risk related to its short-term investments by limiting its investment instruments to government bonds, bankers acceptances, commercial paper and guaranteed investment certificates with institutions rated R-1 mid or higher by Dominion Bond Rating Service.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Not applicable
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
          Information regarding recent sales of unregistered securities by the Company can be found above in “Item 1 – Financial Statements” (Note 7).
Item 3. Defaults upon Senior Securities
Not applicable
Item 4. Submission of Matters to a Vote of Security Holders
Not applicable
Item 5. Other Information
Not applicable
Item 6. Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spectrum Signal Processing Inc.

Date: November 4, 2005	By:	/S/ BRENT FLICHEL

		Name:	Brent Flichel
		Title:	Vice President of Finance and Chief
Financial Officer